600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax andrewskurth.com

June 20, 2011

Via EDGAR

United States Securities and Exchange
Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Mr. H. Roger Schwall

Re:	Legacy Reserves LP
Registration Statement on Form S-3
Filed May 25, 2011
(No. 333-174488)

Ladies and Gentlemen:

     Andrews Kurth LLP hereby supplementally confirms in writing to the staff of the Securities and Exchange Commission that the references to the Delaware General Corporation Law, the Delaware Revised Uniform Limited Partnership Act and the Delaware Limited Liability Company Act (contained in the opinion filed as Exhibit 5.1 to the Registration Statement and Amendment No.1 to the Registration Statement filed on the date hereof) include the statutory provisions and reported judicial decisions interpreting these laws.

Very truly yours,

/s/ ANDREWS KURTH LLP

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